EXHIBIT (d)(2)

STOCK OPTION GRANT NOTICE

UNDER THE 2018 OMNIBUS EQUITY INCENTIVE PLAN

iBio, Inc., a Delaware corporation (the “Company”), pursuant to the iBio, Inc. 2018 Omnibus Equity Incentive Plan (the “Plan”), hereby grants to the Optionee named below (the “Optionee”) an Option to purchase the number of Shares set forth below.  This Option is subject to all of the terms and conditions set forth in the Plan, along with the other documents attached hereto, which are incorporated herein in their entirety.  All capitalized terms used but not defined herein shall have the meanings set forth in the Plan.

Optionee:
Date of Grant:
Shares Subject to Option:
Exercise Price Per Share:
Expiration Date:

☐	Incentive Stock Option	☐	Nonqualified Stock Option

Vesting:  Subject to the provisions contained or incorporated by reference herein, and the Optionee’s continued employment with the Company or any Affiliate (or in the case of a Non-Employee Director, continued service on the Board), this Option shall vest and become exercisable with respect to 100% of the Shares subject to the Option on the vesting date set forth below (the “Vesting Date”). For the avoidance of doubt, prior to such Vesting Date, no portion of the Option shall become vested or exercisable.

Number of Shares	Vesting Date (Date of Earliest Exercise)

In addition, this Option may vest and become exercisable pursuant to the terms set forth in Section 7.2 of the Plan.

Payment of Exercise Price:  The exercise price for any Option shall be paid in cash or shares of Stock held for longer than six (6) months (through actual tender or by attestation or such other method permitted by the Committee (including broker-assisted “cashless exercise” arrangements) and communicated to the Optionee before the date the Optionee exercises the Option.

Additional Terms/Acknowledgments: The Optionee acknowledges receipt of, and understands and agrees to, this Grant Notice, the Stock Option Award Agreement attached hereto and the Plan.  The Optionee also acknowledges receipt of a prospectus for the Plan. The Optionee further acknowledges that as of the Date of Grant set forth above, this Grant Notice, the Stock Option Award Agreement and the Plan set forth the entire understanding between the Optionee and the Company regarding the acquisition of Stock pursuant to this Option and supersedes all prior oral and written agreements with respect to the subject matter described herein.

IN WITNESS WHEREOF, the Company and the Optionee have duly executed this Grant Notice, and this Grant Notice and the Stock Option Award Agreement immediately following shall be effective as of the Date of Grant set forth above.

IBIO, INC., a Delaware corporation	OPTIONEE:

Optionee

Date:	Date:

Attachments:

Stock Option Award Agreement

Prospectus

2018 Omnibus Equity Incentive Plan

Notice of Exercise